BINGO.COM, LTD.

Spencer House, Box 821

The Valley, Anguilla, British West Indies

Telephone:  (264) 497-8129

                                                                                                March 3, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Mr. Daniel H. Morris, Attorney-Adviser

                  Division of Corporation Finance

Dear Mr. Morris:

                        Re:  Bingo.com, Ltd. (the "Company")

                                - Amendment No. 5 to Form S-4 filed March 3, 2005

                                - Request for Acceleration of Effectiveness

                                - File No. 333-120120 and 33-120120-01

                        On March 3, 2005, the Company, an Anguilla corporation , filed the above-referenced Registration Statement on Form S-4/A (the "Registration Statement").

                        Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, the Company respectfully requests the acceleration of effectiveness of the Registration Statement to 11:00 a.m. (Washington, DC time) on Tuesday, March 8, 2005, or as soon as practicable.  The Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

                        The undersigned, on behalf of the Company, hereby acknowledges that:

(1)        the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Securities and Exchange Commission;

(2)        staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff of the SEC do not foreclose the Securities and Exchange Commission from taking action with respect to the filing;

(3)        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(4)        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(5)        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                        Please contact our counsel, Gerald R. Tuskey at (604)681-9588 or fax him at (604)688-4933 with any questions or comments you may have.  Thank you for your assistance.

                                                                                    Yours truly,

                                                                                    Bingo.com, Ltd.

                                                                                    Per:      /s/T.M. Williams

                                                                                                T.M. Williams,

                                                                                                President and Director

                                                                                and Co-Registrant:

                                                                                    Bingo.com, Inc.

                                                                                    Per:      /s/T.M. Williams

                                                                                                T.M. Williams,

                                                                                                President and Director